July 14, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Larry Spirgel, Assistant Director

Re:	Omnicom Group Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2008 Filed February 27, 2009 File No. 1-10551

Dear Mr. Spirgel:

This letter responds to the Staff’s July 6, 2009 comment letter relating to Omnicom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”). The Staff’s July 6th comment letter was a follow-up to our prior correspondence relating to our 2008 Form 10-K. For your convenience, the comment in the Staff’s July 6, 2009 letter is repeated below, followed by the information requested therein. All references to “Omnicom”, “we”, “us” and “our” refer to Omnicom Group Inc.

Form 10-K for the fiscal year ended December 31, 2008

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Critical accounting policies, page 10

  Refer to Attachment 1 and your proposed disclosures. Based on your disclosures it appears that to determine fair value of your reporting units at June 30, 2008 you have used (1) the income approach, (2) comparative market participant multiples for EBITDA and (3) when available, recent and similar purchase methodologies in your annual impairment tests at June 30, 2008. We note that because of the deterioration and volatility of the global capital markets during the fourth quarter of 2008 you concluded that the income approach was the most appropriate methodology for your interim impairment test at December 31, 2008. Tell us why you believe a change in determining fair value at December 31, 2008 was appropriate. Further it appears that you reverted back to the three methodologies for June 30, 2009. Which method

Securities and Exchange Commission
July 14, 2009

is preferable? What has changed from December 31, 2008 to June 30, 2009 that warrants a change back to your June 30, 2008 methodologies? Refer to the relevant accounting literature.

As described in our prior letters, we perform our annual impairment test as of June 30th of each year. Consistent with the approach we have historically taken for our annual impairment tests, when performing our interim impairment test at December 31, 2008, we began by using the income approach and prepared discounted cash flow analyses for each of our reporting units. We develop our valuations with the assistance of a third party valuation firm and we worked with them to consider the impact that the volatility of the capital markets and the deterioration in economic conditions that occurred in late 2008 would have on our valuations. More specifically, in updating the income approach, we increased the risk premium components of the weighted average cost of capital (“WACC”) for each of our reporting units. This increase and other changes in the WACC were made to reflect comparable market participant data. We also significantly reduced our near-term growth rate assumptions for each of our reporting units. Consistent with the approach taken for our annual impairment tests, at December 31, 2008 we also considered using comparative market participant multiples. However, unlike in prior years, we concluded that we did not have sufficient data available to reliably determine them. More specifically, given the rapid changes in business conditions generally and the uncertainty in the global economy in late 2008, consistent and accurate forecasts of revenue and EBITDA for the guideline public companies that we consider comparable to us were not reliable. Therefore, we concluded that we could not determine reasonably accurate comparative market participant multiples. Additionally, there were no recently completed comparable transactions to consider.

During the fourth quarter of 2008, the average aggregate market capitalization of our equity was $5.3 billion greater than our aggregate book value and the lowest daily aggregate market capitalization value was never less than 195% of our aggregate book value. Additionally, the sum of the fair values of our reporting units using the income approach at December 31, 2008 approximated the aggregate market capitalization of our equity without assuming a control premium. As a result, we relied on the results of the income approach to assess whether we passed step one of our interim impairment test.

The process that we followed when performing our interim impairment test was not a change in our policy or methodology compared to the methodology used in performing our annual impairment test. We considered Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) to support the reasonableness of our conclusion. SFAS 157, paragraph 20, provides that “Valuation techniques used to measure fair value shall be consistently applied. However, a change in valuation technique or its application (for example, a change in its weighting when multiple valuation techniques are used) is appropriate if the change results in a measurement that is equally or more

Securities and Exchange Commission
July 14, 2009

representative of fair value in the circumstances.”1 We believe that the use of the income approach was more representative of fair value at December 31, 2008 based on the facts and circumstances for the following reasons:

  the sum of the fair values of our reporting units using the income approach at December 31, 2008 approximated the aggregate market capitalization of our equity without assuming a control premium;

  the assumptions we used in applying the income approach reflected current observable capital market data and comparable market participant data, to the extent it was available;

  we did not believe that consistent and accurate forecasts of revenue and EBITDA for the guideline public companies that we consider comparable to us were reliable. Therefore, we concluded that we could not determine reasonably accurate comparative market participant multiples; and

  there were no recently completed comparable transactions to consider.

With respect to our annual impairment test, during the quarter ended June 30, 2009, the pace of change in business conditions slowed and the market forecasts of future business results stabilized relative to December 31, 2008. This has led to the availability of more consistent and reliable forecasts of revenue and EBITDA for the guideline public companies that we consider comparable to us. Therefore, consistent with the methodology applied in our previous annual impairment tests, in addition to using the income approach, we plan to continue to use comparative market participant multiples to perform our annual impairment test as of June 30, 2009 and to the extent that there are recently completed comparable transactions, we will also consider them as part of this process. We view the performance of our annual impairment test as of June 30, 2009, using the three valuation methodologies described in our most recent Form 10-K and Form 10-Q as continuing to apply our accounting policy on a consistent basis.

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At the request of the Staff, Omnicom acknowledges that (i) Omnicom is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) Omnicom will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1 SFAS 157, paragraph 20, also provides that “Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (FASB Statement No. 154, Accounting Changes and Error Corrections, paragraph 19).” (and therefore is not a change in accounting policy) “The disclosure provisions of Statement 154 for a change in accounting estimate are not required for revisions resulting from a change in a valuation technique or its application.”

Securities and Exchange Commission
July 14, 2009

We hope that you find the foregoing to be responsive. In all events, please do not hesitate to contact us if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (212) 415-3098.

Thank you in advance for your cooperation in these matters.

Very truly yours,

Philip J. Angelastro
Senior Vice President Finance and Controller

cc:	Joe Cascarano (SEC)
Ivette Leon (SEC)
Randall J. Weisenburger (Omnicom)
Michael J. O’Brien, Esq. (Omnicom)
Robert A. Profusek, Esq. (Jones Day)
Meredith L. Deutsch, Esq. (Jones Day)
Rosemary DeVito (KPMG)